

December 18, 2013

Via E-mail
Steven B. Graham
Senior Vice President and Chief Accounting Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

> **Re: The Wendy's Company**
> **Form 10-K for Fiscal Year Ended December 30, 2012**
> **Filed February 28, 2013**
> **File No. 001-02207**

Dear Mr. Graham:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 64

1. Please tell us in greater detail the facts and circumstances regarding the corrections to prior year's income taxes and depreciation of properties. In your response, tell us how you complied with ASC 250-10-45-22 and SAB Topics 1M and 1N, and provide us with your materiality assessment. Please be detailed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at (202) 551-3291 or me at (202) 551-3308 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief